

Mail Stop 3030

August 13, 2009

VIA U.S. MAIL AND FAX 508-822-1381

Richard A. Sneider
Chief Financial Officer
Kopin Corporation
200 John Hancock Rd.
Taunton, Massachusetts 02780

> **Re:** **Kopin Corporation**
> **Form 10-K for the year ended December 27, 2008**
> **Filed March 10, 2009**
> **File No. 000-19882**

Dear Mr. Sneider:

      We have reviewed your letter dated July 30, 2009 and have the following comments. Where indicated, we think you should revise your future documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 27, 2008

Item 11. Executive Compensation, page 47

1.   We note your response to prior comment 2. Please provide us with a more detailed
        analysis of how disclosure of the specific quantitative or qualitative performance
        objectives upon which your Compensation Committee bases its incentive awards would
        result in competitive harm. Refer to Question 118.04 of the Regulation S-K Compliance
        and Disclosure Interpretations available on our website at
        http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

3. Other Assets and Amounts Due To/Due From Affiliates, page 63

Non-Marketable Securities – Equity Method Investments, page 64

2.   Refer to our prior comment 4. With respect to your 2008 loan to KTC, we noted your
        response indicated that you considered the guidance in EITF 02-18 and concluded that
        since you received fair value for the loans (the loans were collateralized by equipment)
        and no increase in ownership occurred, you "were not funding previously unrecorded
        equity losses and therefore no additional equity method losses were recorded".   We also
        noted disclosures on page 38 of your Form 10-K that "On October 8, 2008 you entered
        into an agreement wherein you loaned KTC $2.0 million for first and third liens on its
        building and certain equipment. For financial accounting reporting purposes $0.8 million
        of the $2.0 million was considered an equity investment and is included in Equity losses
        in unconsolidated affiliates." Your response and the referenced disclosures do not clearly
        indicate how and why you concluded only $.8 million of the referenced loan to KTC
        represented, in substance, the funding of prior losses of KTC. Please provide us with the
        following:

        • an analysis of each of the four factors described under paragraph 10 of EITF 02-18
          (and at paragraph 29 of FASB ASC 323-10-35) that you considered in reaching your
          conclusion as to the amounts of your 2008 $2 million loan to KTC that represented, in
          substance, the funding of prior KTC losses.

        • In a related matter, tell us how the requested conclusions are impacted by the
          following facts:

              o the October 2008 loan to KTC was apparently related to the fact that (as
                disclosed on page 38 of your Form 10-K) "KTC has been incurring operating
                losses and, as a result, it has been experiencing cash flow problems" and
              o the $1.2 million of the loan not considered to be funding of prior losses of
                KTC was written-off during your fourth quarter of 2008;

- your cumulative share of KTC's net losses not recognized (for all periods the equity method was suspended) as of December 31, 2007 and 2008 and

- a summary of the significant terms of the loan. As applicable, please cross-reference the information provided in our requested analysis to the loan terms.

Index to Exhibits, page 80

3.   We note your response to prior comment 7. Please reconcile your analysis regarding the materiality of the Skyworks Solutions agreement with your response to prior comment 2, in which you state that disclosure of certain performance measures and targets would cause competitive harm due to the negative impact on your ability to negotiate prices with Skyworks.

Form 8-K dated July 30, 2009

4.   We note from information herein that you purchased 19,572,468 shares of KTC's common stock for approximately $5,975,000 and agreed to purchase 128,226 shares of KTC from Microelectronics Technology Inc. We also note you indicated that as a result of these two transactions and the Company's previous investments in KTC you will own approximately 87% of the outstanding common stock of KTC. Please explain to us how you accounted for this acquisition and tell us whether you are required to and plan to file KTC's historical financial statements and any pro forma financial information reflecting the transaction under Item 9.01 of Form 8-K. Please provide us with the significance tests outlined in Rule 1-02(w) of Regulation S-X for the referenced acquisition.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Andri Boerman at (202) 551-3645 or me at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Joe McCann at (202) 551-3360 or Mary Beth Breslin at (202) 551-3358 if you have questions on other comments.

Sincerely,

Jay Webb
Accounting Reviewer